[Letterhead of Impac Mortgage Holdings, Inc.]

September 29, 2010

Via EDGAR

Robert Telewicz

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Impac Mortgage Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 1-14100

Dear Mr. Telewicz:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filings, the Commission issued a comment letter, dated September 21, 2010.  As requested in the comment letter and in conjunction with the response to the comment letter, Impac Mortgage Holdings, Inc. (the “Company”) hereby acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in filings made by the Company;

•                                          staff comments received from or changes made to disclosure in response to comments by the staff of the Commission in the filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, you may contact me at (949) 475-3600.

Very truly yours,

Impac Mortgage Holdings, Inc.
/s/ Todd R. Taylor
Todd R. Taylor
Chief Financial Officer

cc:                                 Ronald M. Morrison, General Counsel
Katherine J. Blair, K&L Gates